File No. 812-15593

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FIFTH AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF

THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN

JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF

THE ACT AND RULE 17d-1 UNDER THE ACT

SOUND POINT MERIDIAN CAPITAL, INC., SOUND POINT ALTERNATIVE INCOME FUND, SOUND POINT MERIDIAN MANAGEMENT COMPANY, LLC, SOUND POINT CAPITAL MANAGEMENT, LP, SOUND POINT CLO C-MOA, LLC, SOUND POINT HARBOR MASTER FUND LP, SOUND POINT CREDIT OPPORTUNITIES MASTER FUND LP, SOUND POINT STRATEGIC CAPITAL MASTER FUND II DAC, SOUND POINT TACTICAL LOAN OPPORTUNITY MASTER FUND I DESIGNATED ACTIVITY COMPANY, SOUND POINT U.S. DIRECT LENDING FUND II (MASTER) L.P., SOUND POINT DISCOVERY FUND LLC, SOUND POINT SENIOR FLOATING RATE INCOME MASTER FUND, L.P., SOUND POINT CLO IX, LTD, SOUND POINT CLO XXIII, LTD, SOUND POINT CLO XXIV, LTD, SOUND POINT CLO XXV, LTD, SOUND POINT CLO XXVI, LTD, SOUND POINT CLO XXVII, LTD, SOUND POINT CLO XXVIII, LTD, SOUND POINT CLO XXIX, LTD, SOUND POINT CLO XXX, LTD, SOUND POINT CLO XXXI, LTD, SOUND POINT CLO XXXII, LTD, SOUND POINT CLO XXXIII, LTD, SOUND POINT CLO 35, LTD, SOUND POINT CLO 36, LTD, SOUND POINT CLO 37, LTD, SOUND POINT CLO 38, LTD, SOUND POINT CLO 39, LTD, SOUND POINT STRATEGIC CAPITAL MASTER FUND III (CAYMAN), LP, SOUND POINT STRATEGIC CAPITAL (ICAV) FUND III, SOUND POINT CLO 40, LTD, SOUND POINT CLO 41, LTD, SOUND POINT U.S. DIRECT LENDING FUND III HOLDINGS SARL, SOUND POINT U.S. DIRECT LENDING II (CAYMAN HOLDINGS) LLC, SOUND POINT U.S. DIRECT LENDING II (HOLDINGS), LLC, SOUND POINT U.S. DIRECT LENDING III (LEVERED HOLDINGS), LLC, SOUND POINT U.S. DIRECT LENDING III (CAYMAN LEVERED HOLDINGS) LLC, SOUND POINT U.S. DIRECT LENDING FUND III (HOLDINGS) LP, SOUND POINT U.S. DIRECT LENDING III (LEVERED HOLDINGS) SPV, LLC, SOUND POINT U.S. DIRECT LENDING III (CAYMAN LEVERED HOLDINGS II) LLC, SOUND POINT CLO 2025R-1, LTD, SOUND POINT CLO 2025R-2, LTD.

375 Park Avenue, 33rd Floor

New York, NY 10152

Telephone: (212) 895-2293

All Communications, Notices and Orders to: Wendy Ruberti General Counsel Sound Point Capital Management, LP 375 Park Avenue, 33rd Floor New York, NY 10152 wruberti@soundpointcap.com	Copies to: Harry S. Pangas Philip T. Hinkle Dechert LLP 1900 K Street, NW Washington, DC 20006-1110 harry.pangas@dechert.com philip.hinkle@dechert.com

June 4, 2025

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on May 15, 2024 (the “Prior Order”)2 that was granted pursuant to Section 17(d) and Rule 17d-1 under the Act, with the result that no person will continue to rely on the Prior Order if the Order is granted.

●	Sound Point Meridian Capital, Inc., a Delaware corporation that is registered under the Act as a closed-end management investment company (the “Meridian Fund”);

●	Investment funds set forth on Schedule A hereto, each of which would be an “investment company” but for Section 3(c)(1) or 3(c)(7) of the Act (collectively, the “Existing Affiliated Funds”);

●	Sound Point Alternative Income Fund, a Delaware statutory that is registered under the 1940 Act as a non-diversified, closed-end management investment company that will be operated as an interval fund (the “Skypoint Trust”, and together with the Meridian Fund, the “Existing Regulated Funds”);

●	Sound Point Meridian Management Company, LLC, a Delaware limited liability company, the investment adviser to the Meridian Fund (the “SPM Adviser”);

●	Sound Point Capital Management, LP, a Delaware limited partnership, the investment adviser to certain of the Existing Affiliated Funds (as identified on Schedule A hereto), which also will serve as sub-adviser to Skypoint Trust (the “SPC Adviser”);

●	Sound Point CLO C-MOA, LLC, a Delaware limited liability company, the investment adviser to certain of the Existing Affiliated Funds (as identified on Schedule A hereto) (the “Sound Point C-MOA Adviser”); and

●	The account identified in Schedule B hereto that the Adviser (as defined below) uses to hold various financial assets in a principal capacity (the “Existing Sound Point Proprietary Account”, and together with the Existing Regulated Funds, the Existing Affiliated Funds, the SPM Adviser, the SPC Adviser, and the Sound Point C-MOA Adviser, the “Applicants”).[3]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	See Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Investment Company Act Rel. Nos. 35173 (April 19, 2024) (notice) and 35192 (May 15, 2024) (order).
[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Meridian Fund

The Meridian Fund was organized as a Delaware limited liability company on May 13, 2022, and is a closed-end management investment company registered under the Act. Effective March 13, 2024, the Meridian Fund converted from a Delaware limited liability company to a Delaware corporation. The Meridian Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Meridian Fund’s principal place of business is 375 Park Avenue, 33rd Floor, New York, NY 10152. The Meridian Fund is managed under the direction of a board (the “Board”) consisting of five members, of which three members are not “interested” persons of the Meridian Fund within the meaning of Section 2(a)(19).9

[4]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]	“Adviser” means SPM Adviser, SPC Adviser, Sound Point C-MOA Adviser, and any other investment adviser controlling, controlled by, or under common control with SPM Adviser, SPC Adviser, and/or Sound Point C-MOA Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.
[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

The Meridian Fund’s primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. The Meridian Fund seeks to achieve its investment objectives by investing primarily in third-party CLO equity and mezzanine tranches of predominately U.S.-dollar dominated CLOs backed by corporate leveraged loans issued primarily to U.S. obligors. This investment strategy looks to opportunistically shift between the primary and secondary CLO markets, seeking to identify the most compelling relative value. The Meridian Fund focuses on the primary CLO market (i.e., acquiring securities at the inception of a CLO) when the discrepancy between the value of a CLO’s assets and liabilities is believed to present an attractive investment opportunity. The Meridian Fund will opportunistically switch to the secondary market (i.e., acquiring existing CLO securities) during times of market volatility or when the Meridian Fund identifies attractive investment opportunities.

B.	Skypoint Trust

Skypoint Trust was organized as a Delaware statutory trust on May 31, 2024, and is registered under the 1940 Act as a non-diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the 1940 Act, concurrent with the effectiveness of its registration statement on Form N-2 filed on August 8, 2024. Skypoint Trust intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. Skypoint Trust’s principal place of business is 1380 W. Paces Ferry Road, Suite 2180, Atlanta, GA 30327. Skypoint Trust will be managed under the direction of a Board. The composition of the Skypoint Trust’s Board will comply with the Act and will consist of a majority of members who are not “interested persons” of Skypoint Trust within the meaning of Section 2(a)(19) of the 1940 Act, concurrent with the effectiveness of its registration statement. Skypoint Trust’s investment adviser, Skypoint Capital Advisors, LLC (the “Skypoint Adviser”),10 will enter into a sub-advisory agreement with SPC Adviser, pursuant to which SPC Adviser will serve as the investment sub-adviser to Skypoint Trust.

C.	The Existing Affiliated Funds

Each Existing Affiliated Fund is a privately offered fund that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.11 A list of the Existing Affiliated Funds is included on Schedule A hereto. SPC Adviser and Sound Point C-MOA Adviser serve as investment advisers to the Existing Affiliated Funds as shown on Schedule A.

D.	The Sound Point Advisers

SPM Adviser, SPC Adviser and Sound Point C-MOA Adviser serve as the investment adviser (or will serve as the investment sub-adviser) of the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, and either they or another Adviser will serve as the investment adviser or sub-adviser to any Future Regulated Fund.

SPM Adviser serves as the investment adviser of the Meridian Fund and will serve as sub-adviser to Skypoint Trust. SPC Adviser and Sound Point C-MOA Adviser each serves as the investment adviser to certain of the Existing Affiliated Funds (as identified on Schedule A).

Each of SPM Adviser and SPC Adviser is a Delaware limited partnership and Sound Point C-MOA Adviser is a Delaware limited liability company. Each is a registered investment adviser with the Commission under the Investment Advisers Act of 1940, as amended. Each is under common control.

Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund (other than Skypoint Trust), respectively, SPM Adviser, SPC Adviser, and Sound Point C-MOA Adviser will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund’s and the Existing Affiliated Fund’s officers and directors/managers regularly. Additionally, SPC Adviser will enter into a sub-advisory agreement with the Skypoint Adviser, pursuant to which SPC Adviser will serve as the investment sub-adviser to Skypoint Trust.

E.	The Sound Point Proprietary Accounts

The Existing Sound Point Proprietary Account, identified in Schedule B hereto, is an account used by the SPC Adviser to hold various financial assets in a principal capacity.

[10]	Skypoint Adviser is not (i) an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of any Adviser; or (ii) an affiliated person of an affiliated person of any Adviser, except for the affiliation that arises as a result of serving as the investment adviser to Skypoint Trust that is sub-advised by any Adviser.
[11]	In the future, each Existing Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). SPM Adviser, SPC Adviser, and Sound Point C-MOA Adviser are under common control, and are thus affiliated persons of each other. Accordingly, with respect to SPC Adviser, SPM Adviser, Sound Point C-MOA Adviser, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with SPM Adviser, SPC Adviser, Sound Point C-MOA Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

[12]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[14]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
[15]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4. No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6. Dispositions:

(a) Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[18]	The Affiliated Entities may adopt shared Co-Investment Policies.
[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[20]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

[21]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

All Communications, Notices and Orders to: Wendy Ruberti General Counsel Sound Point Capital Management, LP 375 Park Avenue, 33rd Floor New York, NY 10152 wruberti@soundpointcap.com	Copies to: Harry S. Pangas Philip T. Hinkle Dechert LLP 1900 K Street, NW Washington, DC 20006-1110 harry.pangas@dechert.com philip.hinkle@dechert.com

[22]	See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 4th day of June, 2025.

SOUND POINT MERIDIAN CAPITAL, INC.

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT MERIDIAN MANAGEMENT COMPANY, LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CAPITAL MANAGEMENT, LP

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CLO C-MOA, LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

Sound Point Harbor MASTER Fund LP

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT credit opportunities master fund l.p.

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT STRATEGIC CAPITAL MASTER FUND II DAC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT tactical loan opportunity master fund i designated activity company

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING FUND II (MASTER) L.P.

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT DISCOVERY FUND LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT SENIOR FLOATING RATE INCOME MASTER FUND, LP

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo ix, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxiii, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxiv, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxv, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxvi, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxvii, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxviiI, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxix, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxx, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxxi, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CLO xxxii, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CLO xxxiii, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo 35, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo 36, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo 37, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo 38, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo 39, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT STRATEGIC CAPITAL MASTER FUND III (CAYMAN), LP

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT STRATEGIC CAPITAL (ICAV) FUND III

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CLO 40 LTD.

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CLO 41 LTD.

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING FUND III HOLDINGS SARL

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING II (CAYMAN HOLDINGS) LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING II (HOLDINGS) LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING III (LEVERED HOLDINGS), LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING III (CAYMAN LEVERED HOLDINGS) LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING FUND III (HOLDINGS), LP

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING III (LEVERED HOLDINGS) SPV, LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING III (CAYMAN LEVERED HOLDINGS II) SPV LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT ALTERNATIVE INCOME Fund

By:	/s/ Brian Smith
Name:	Brian Smith
Title:	Authorized Signatory

SOUND POINT CLO 2025R-1, Ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CLO 2025R-2 LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SCHEDULE A

Below is a list of the Existing Affiliated Funds.

Each of the following entities is advised by Sound Point Capital Management, LP.

Sound Point Harbor Master Fund LP

Sound Point Strategic Capital Master Fund II DAC

Sound Point Tactical Loan Opportunity Master Fund I Designated Activity Company

Sound Point U.S. Direct Lending Fund II (Master) L.P.

Sound Point U.S. Direct Lending II (Cayman Holdings) LLC

Sound Point U.S. Direct Lending II (Holdings) LLC

Sound Point Discovery Fund LLC

Sound Point Senior Floating Rate Income Master Fund, LP

Sound Point CLO IX, Ltd

Sound Point CLO XXIII, Ltd

Sound Point CLO XXIV, Ltd

Sound Point CLO XXV, Ltd

Sound Point CLO XXVI, Ltd

Sound Point CLO XXVII, Ltd

Sound Point CLO XXVIII, Ltd

Sound Point CLO XXIX, Ltd

Sound Point CLO XXX, Ltd

Sound Point CLO XXXI, Ltd

Sound Point CLO XXXII, Ltd

Sound Point CLO XXXIII, Ltd

Sound Point Strategic Capital Master Fund III (Cayman), LP

Sound Point Strategic Capital (ICAV) Fund III

Sound Point U.S. Direct Lending Fund III Holdings Sarl

Sound Point U.S. Direct Lending III (Levered Holdings), LLC

Sound Point U.S. Direct Lending III (Cayman Levered Holdings) LLC

Sound Point U.S. Direct Lending Fund III (Holdings) LP

Sound Point U.S. Direct Lending III (Levered Holdings) SPV, LLC

Sound Point U.S. Direct Lending III (Cayman Levered Holdings II) LLC

Each of the following entities is advised by Sound Point CLO C-MOA, LLC.

Sound Point CLO 35, Ltd

Sound Point CLO 36, Ltd

Sound Point CLO 37, Ltd

Sound Point CLO 38, Ltd

Sound Point CLO 39, Ltd

Sound Point CLO 40, Ltd

Sound Point CLO 41, Ltd

Sound Point CLO 2025R-1, Ltd

Sound Point CLO 2025R-2, Ltd

Sch. A-1

SCHEDULE B

Below is the Existing Sound Point Proprietary Account.

Sound Point Credit Opportunities Master Fund L.P.

Sch. B-1

Exhibit A

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Sound Point Meridian Capital, Inc., that she is authorized by the directors of Sound Point Meridian Capital, Inc. pursuant to its authority under the Certificate of Incorporation of Sound Point Meridian Capital, Inc., as an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

SOUND POINT MERIDIAN CAPITAL, INC.

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Sound Point Meridian Management Company, LLC that she is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Sound Point MERIDIAN Management COMPANY, LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Sound Point Capital Management, LP that she is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Sound Point CAPITAL Management, LP

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Sound Point CLO C-MOA, LLC that she is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Sound Point CLO C-MOA, LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of each of Sound Point Harbor Master Fund LP that she is an Authorized Signatory of such entities, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

SOUND POINT HARBOR MASTER FUND LP

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of Sound Point Alternative Income Fund, that he is an Authorized Signatory of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SOUND POINT ALTERNATIVE INCOME FUND

By:	/s/ Brian Smith
Name:	Brian Smith
Title:	Authorized Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of each of the entities listed below, that she is an Authorized Signatory of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

SOUND POINT credit opportunities master fund L.P.

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT STRATEGIC CAPITAL MASTER FUND II DAC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT tactical loan opportunity master fund i designated activity company

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING FUND II (MASTER) L.P.

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT DISCOVERY FUND LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT SENIOR FLOATING RATE INCOME MASTER FUND, LP

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo ix, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxiii, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxiv, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxv, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxvi, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxvii, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxviiI, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxix, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxx, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo xxxi, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CLO xxxii, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CLO xxxiii, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo 35, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo 36, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo 37, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo 38, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT clo 39, ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT STRATEGIC CAPITAL MASTER FUND III (CAYMAN), LP

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT STRATEGIC CAPITAL (ICAV) FUND III

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CLO 40 LTD.

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CLO 41 LTD.

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING FUND III HOLDINGS SARL

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING II (cayman holdings) LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING II (holdings) LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING III (LEVERED HOLDINGS), LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING III (CAYMAN LEVERED HOLDINGS) LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING FUND III (HOLDINGS), LP

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING III (LEVERED HOLDINGS) SPV, LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT U.S. DIRECT LENDING III (CAYMAN LEVERED HOLDINGS II) SPV LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CLO 2025R-1, Ltd

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

SOUND POINT CLO 2025R-2 LLC

By:	/s/ Wendy Ruberti
Name:	Wendy Ruberti
Title:	Authorized Signatory

Exhibit B

Authorization

RESOLUTIONS OF THE BOARD OF DIRECTORS OF SOUND POINT MERIDIAN CAPITAL, INC. (THE “COMPANY”)

RESOLVED, that any one or more of the officers (collectively, the “Authorized Officers” and each, an “Authorized Officer”) of the Company be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered, and filed with the U.S. Securities and Exchange Commission (the “SEC”) an application (“the Exemptive Application”) for an exemptive order under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder (the “Order”);

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief or any amendments to the Order (or any related orders of exemption) as are determined necessary, advisable or appropriate by any such Authorized Officer in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

RESOLVED, that all acts and things previously done by any Authorized Officer, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing are in all respects authorized, ratified, approved, confirmed and adopted as acts and deeds by and on behalf of the Company; and

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as any such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any such document, instrument or provision or any addition, deletion or change in any document, instrument, or provision.

(Adopted on March 19, 2024).

B-1

Exhibit C

Authorization

RESOLUTIONS OF THE SOLE TRUSTEE OF SOUND POINT ALTERNATIVE INCOME FUND f/k/a

SOUND POINT OPPORTUNISTIC CREDIT FUND (THE “FUND”)

RESOLVED, as the sole trustee, Brian Smith (the “Trustee”), is authorized to sign the unanimous written consent and does hereby consent to the following actions pursuant to the authority granted to me in accordance with Title 12, Chapter 33, § 3806(g) of the Delaware Statutory Trust Act; and, to cause to be executed, delivered, and filed with the U.S. Securities and Exchange Commission (the “SEC”) an application (the “Exemptive Application”) for an exemptive order under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder (the “Order”);

RESOLVED, that the Trustee be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief or any amendments to the Order (or any related orders of exemption) as are determined necessary, advisable or appropriate by the Trustee in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

RESOLVED, that all acts and things previously done by the Trustee, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing are in all respects authorized, ratified, approved, confirmed and adopted as acts and deeds by and on behalf of the Fund; and

RESOLVED, that the Trustee be, hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Trustee may deem necessary and to identify by the Trustee’s signature or certificate, or in such form as may be required, the documents and instruments approved herein and to furnish evidence of the approval, by the Trustee authorized to give such approval, of any such document, instrument or provision or any addition, deletion or change in any document, instrument, or provision.

(Adopted on June 18, 2024).

C-1